SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

In the Matter of                        CERTIFICATE
Cinergy Corp.                           OF
File No.  70-8521                       NOTIFICATION

(Public Utility Holding Company Act of 1935)

     With reference to the transactions proposed in the Declaration on Form U-1, as amended (the "Declaration"), of Cinergy Corp. ("Cinergy") in the above proceeding and the Commission's orders with respect thereto dated March 12, 1996 (Rel. No. 35-26488) and January 11, 1995 (Rel. No. 35-26215),
Cinergy Services, Inc. hereby notifies the Commission, pursuant to

Item 1F. of the Declaration, as follows:

     1. The maximum aggregate amount at any one time outstanding during the calendar quarter ended March 31, 1997 ("First Quarter") of all Cinergy short-term financing arrangements authorized by the Commission in File No. 70-8521- namely, (a) all new borrowings or reborrowings by Cinergy under the Barclays Credit Agreement, (b) all commercial paper issued and sold by Cinergy, and (c) all letters of credit obtained by Cinergy under the Barclays Credit Agreement or otherwise - was $534 million.

     2. Information with respect to borrowings or reborrowings by Cinergy under the Barclays Credit Agreement during the First Quarter:

    Borrowing Date/Lender(s)/ Amount/Annual Interest Rate/Maturity 1/6/97/Barclays/$15 million/5.725%/2/6/97
    1/16/97/Barclays/$10 million/5.53%/2/18/97
    1/21/97/Barclays/$22 million/5.665%/2/21/97
    1/21/97/Barclays/$462 million /5.49%/2/21/97
    1/29/97/Barclays /$7 million /5.665%/2/28/97
    1/30/97/Barclays/ $13 million /5.49%/2/28/97
    2/6/97/Barclays /$8 million /5.665%/3/6/97
    2/18/97/Barclays /$10 million /5.48%/3/18/97
    2/21/97/Barclays /$22 million /5.605%/3/21/97
    2/21/97/ Barclays /$462 million /5.43%/3/21/97
    2/28/97/Barclays /$7 million /5.605%/3/27/97
    2/28/97/ Barclays /$13 million /5.43%/ 3/27/97
    3/6/97/ Barclays /$13 million /5.665%/ 4/7/97
    3/18/97/Barclays /$10 million /5.52%/4/18/97
    3/21/97/ Barclays /$462 million /5.55%/4/21/97
    3/27/97/Barclays /$12 million /5.895%/4/28/97
    3/27/97/ Barclays /$13 million /5.72%/4/28/97

3.  Cinergy did not issue any commercial paper during the First Quarter.

4. No letters of credit were obtained by Cinergy under the Barclays Credit Agreement or otherwise pursuant to the Commission's orders in File No. 70-8521 during the First Quarter.

                            S I G N A T U R E

    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     May 6, 1997

                                       CINERGY SERVICES, INC.


                                       By:/s/William L. Sheafer
                                       Treasurer